SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 14, 2003

MAXXAM INC.

(Exact name of Registrant as specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 12. Results of Operations and Financial Condition.

Attached hereto as Exhibit 99.1 is a press release issued by the Registrant on August 14, 2003 regarding its 2003 second quarter results.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM Inc.
(Registrant)


Date: August 15, 2003   By: /s/ Bernard L. Birkel
                                                            Bernard L. Birkel
                                                  Secretary and Senior Assistant General Counsel


EXHIBIT INDEX


Exhibit 99.1: Earnings Release issued on August 14, 2003

August 14, 2003

Contact: Ron Kurtz
(713) 267-3686

**MAXXAM REPORTS RESULTS FOR SECOND QUARTER
AND FIRST HALF OF 2003**

HOUSTON, Texas (August 14, 2003) – MAXXAM Inc. (AMEX: MXM) today reported a net loss of $8.1 million, or $1.24 per share, for the second quarter of 2003, compared to a net loss of $7.8 million, or $1.20 per share, for the second quarter of 2002. Net sales for the second quarter of 2003 totaled $74.4 million, compared to $68.4 million in the same period of 2002.

For the first six months of 2003, MAXXAM reported a net loss of $18.6 million, or $2.85 per share, compared to a net loss of $62.0 million, or $9.50 per share, for the same period of 2002. Net sales for the first six months of 2003 were $143.1 million, compared to $308.7 million for the first six months of 2002.

MAXXAM reported operating income of $5.1 million for the second quarter and $4.4 million for the first six months of 2003, compared to operating income of $0.1 million for the second quarter and an operating loss of $20.3 million for the first six months of 2002.

The differences between the results for the first half of 2003 and 2002 are primarily attributable to the deconsolidation of Kaiser Aluminum's financial results beginning February 12, 2002, the date Kaiser Aluminum filed for Chapter 11 reorganization.

For the first six months of 2002, after excluding aluminum operations, MAXXAM reported net sales of $141.2 million, operating income of $3.3 million, and a net loss of $13.6 million, or $2.08 per share.

FOREST PRODUCTS OPERATIONS

Lumber sales increased for the second quarter of 2003 as compared to the second quarter of 2002 primarily due to higher prices for redwood common grade lumber. The improvement in revenues due to the increase in prices was partially offset by an unfavorable shift in the mix of lumber from redwood to Douglas-fir. The increase in lumber sales, in addition to an increase in sales of surplus power from Pacific Lumber's cogeneration power plant, led to improved operating results for the second quarter of 2003.

REAL ESTATE OPERATIONS

Net sales and operating results improved for the second quarter of 2003 versus the same period of 2002, reflecting increases in real estate sales at the Company's Fountain Hills and Mirada development projects, as well as an increase in revenues generated by the segment's commercial lease properties (primarily attributable to the acquisition of the Cooper Cameron building and Motel Six properties in the fourth quarter of 2002).

RACING OPERATIONS

The decreases in net sales and operating results for the second quarter of 2003 versus the comparable prior year period were primarily due to lower average daily attendance at both Sam Houston Race Park and Valley Race Park and to lower levels of wagering on simulcast races at both locations. Operating losses were also impacted by an increase in selling, general and administrative expenses in 2003, which was due in part to costs associated with legislative efforts.

OTHER MATTERS

As previously announced in prior earnings statements, MAXXAM may from time to time purchase shares of its common stock on national exchanges or in privately negotiated transactions.

152-103001

MAXXAM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In millions of dollars, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	**2002**	**2003**	**2002***
	(Unaudited)			
Net sales:				
Forest products	$ 55.2	$ 54.3	$ 100.5	$ 102.2
Real estate	14.3	9.0	28.3	24.1
Racing	4.9	5.1	14.3	14.9
Total, excluding aluminum	74.4	68.4	143.1	141.2
Aluminum	-	-	-	167.5
	74.4	68.4	143.1	308.7
Costs and expenses	(69.3)	(68.3)	(138.7)	(329.0)
Operating income (loss):				
Forest products	8.0	7.4	9.3	9.9
Real estate	0.1	(3.6)	(0.6)	(1.2)
Racing	(1.2)	(0.4)	(0.6)	0.7
Corporate	(1.8)	(3.3)	(3.7)	(6.1)
Total excluding aluminum	5.1	0.1	4.4	3.3
Aluminum	-	-	-	(23.6)
	5.1	0.1	4.4	(20.3)
Other income (expense):				
Investment, interest and other income (expense), net	6.4	7.5	15.9	7.8
Interest expense	(19.6)	(19.9)	(38.9)	(53.2)
Loss before income taxes and minority interests	(8.1)	(12.3)	(18.6)	(65.7)
Income tax benefit	-	4.5	-	2.8
Minority interests	-	-	-	0.9
Net loss	$ (8.1)	$ (7.8)	$ (18.6)	$ (62.0)
Basic and diluted loss per common and common equivalent share	$ (1.24)	$ (1.20)	$ (2.85)	$ (9.50)
Net loss, excluding aluminum	$ (8.1)	$ (7.8)	$ (18.6)	$ (13.6)
Basic and diluted loss per common and common equivalent share, excluding aluminum	$ (1.24)	$ (1.20)	$ (2.85)	$ (2.08)

* Amounts shown for 2002 reflect the deconsolidation of Kaiser Aluminum as of February 12, 2003.